P.E. 2/19/02

02016033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 19, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN

ENERGY

Talisman Energy Inc.
Suite 3400, 888 Third St. S.W.,
Calgary, Alberta, T2P 5C5
Ardith D. Wagner
Assistant Secretary
Direct Phone: 403, 237-1378
Direct Fax: 403, 231-3633

February 14, 2002

TO: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Administrator of Securities
Newfoundland Securities Division
Northwest Territories Registrar of Securities
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
Nunavut Registrar of Securities
The Toronto Stock Exchange

Gentlemen:

Re: Talisman Energy Inc. - Meeting of Shareholders
CUSIP No. 87425E-10-3

Pursuant to part IV, item 1, paragraph 2 of Policy No. 41, Shareholder Communication, we hereby advise as follows with respect to the upcoming meeting of shareholders of Talisman Energy Inc.:

Type of Meeting:	**Annual and Special Meeting of Shareholders**
Record Date:	**March 15, 2002**
Meeting Date:	**May 1, 2002, 11:00 a.m., Calgary time**
Place of Meeting:	**Calgary, Alberta (Hyatt Regency Calgary Hotel, 700 Centre Street South, Calgary, Alberta)**

Sincerely,

Ardith D. Wagner
Assistant Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: February 19, 2002

By Christine D. Lee

Christine D. Lee
Assistant Corporate Secretary

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